Goodwin Procter 100 Northern Ave. Boston, MA 02210

VIA EDGAR

May 7, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Christine Torney, Lynn Dicker, Daniel Crawford and Alan Campbell

Re:	Ikena Oncology, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 21, 2025 File No. 333-285881

Ladies and Gentlemen:

On behalf of Ikena Oncology, Inc. (the “Company”), we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated May 2, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).  In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the text of the Comment Letter has been reproduced herein, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers, Page 1

1.
We note your response to prior comment 8 and reissue the comment in part. Please revise your Questions and Answers section, where appropriate, to disclose that IMG-007 is Inmagene’s only product candidate in clinical development and the only product candidate the combined company initially plans to develop.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2 and 7 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
May 7, 2025

Q: What are Ikena contingent value rights (“Ikena CVRs”)?, page 5

2.
We note your response to prior comment 4 and reissue in part. Please also revise your disclosure to clarify how any proceeds related to CVR assets received pursuant to agreements entered into after the first anniversary of the Merger will be treated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6 and 22 of the Amended Registration Statement.

The Merger

Background of the Merger, page 156

3.
We note your response to prior comment 16 and reissue the comment in part. Please revise your disclosure on page 161 where you disclose you believed Inmagene “had the most potential to meet the Criteria, in particular because of the strength of its fundamental technologies and pipeline products” to disclose whether Ikena's management had also determined at that time “that the IMG-004 product candidate was further behind in development compared to competitors and IMG-017 was preclinical and it was in too early a stage to make an assessment as to its marketability.” If so, disclose how these factors impacted management's determination that Inmagene met the Criteria.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 161 of the Amended Registration Statement.

Certain Unaudited Prospective Financial Information

Financial Projections, page 180

4.
We note your response to prior comment 17 including your statement that the 22% “probability of success did not impact IMG-007's projected net revenues, but was instead accounted for in the discounted cash flow analysis.” However, we further note your revised disclosure on page 180 indicates that in calculating net revenue and gross profit for IMG-007, Ikena management assumed “a cumulative probability of success at 22%, representing the likelihood of regulatory approval of IMG-007.” Please reconcile your disclosure or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 177 and 180 of the Amended Registration Statement.

*****

Please contact the undersigned at (617) 570-1927 or via email at srichards@goodwinlaw.com if you have any questions with respect to the foregoing.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
May 7, 2025

Very truly yours,

/s/ Stephanie Richards
Stephanie Richards
Goodwin Procter LLP

cc:
Mark Manfredi, Ikena Oncology, Inc.
Jotin Marango, Ikena Oncology, Inc.
John T. Haggerty, Esq., Goodwin Procter LLP
Richard A. Hoffman, Esq., Goodwin Procter LLP
Amanda Gill, Esq., Goodwin Procter LLP
Lauren Visek, Esq., Goodwin Procter LLP
Patrick Loofbourrow, Esq., Cooley LLP
Rama Padmanabhan, Esq., Cooley LLP
Asa M. Henin, Esq., Cooley LLP